FORESTERS LIFE INSURANCE AND ANNUITY COMPANY
FIRST INVESTORS LIFE LEVEL PREMIUM VARIABLE LIFE INSURANCE (SEPARATE ACCOUNT B)
ISP CHOICE
ISSUANCE, TRANSFER AND REDEMPTION PROCEDURES PURSUANT TO
RULE 6e-2(b)(12)(ii)

This document summarizes the administrative procedures that Foresters Life Insurance and Annuity Company will follow in connection with the issuance of its ISP Choice Policy (“Policy”), the transfer of assets held under the Policy, and the redemption by Policyowners of their interests in the Policy.

Unless otherwise indicated, defined terms have the same meaning given to them in the ISP Choice prospectus (“Prospectus”).  All cross-references refer to sections of the Prospectus containing additional information.

I.                                         Issuance Procedures

A. Underwriting Standards and Premiums
Before issuing a Policy, FLIAC conducts underwriting to determine the proposed Insured’s insurability.  The premium payment period and Face Amount of insurance a Policyowner chooses dictates whether FLIAC will conduct standard underwriting or non-medical underwriting (see “Policy Application Process”).  Premiums for the Policy are determined by the premium payment period one chooses, gender, the amount of insurance applied for, underwriting classification and frequency of premium payments.  There is an additional charge if Policyowners make premium payments on other than an annual basis (see “Premiums”).

B. Initial Premium Payment
Initial premium payments are held in the General Account until a prospective Policyowner’s application is accepted (see “Policy Application Process”).

C. Right to Examine
Policyowners have time to review and cancel the Policy.  The length of time that a Policyowner has to cancel and the amount that he or she will receive upon cancellation varies by state (see “Right to Cancel” and “Appendix B”).  At a minimum, Policyowners can cancel the Policy within 10 days after receipt and must return the Policy along with a written request for cancellation.

II.                                     Transfer Procedures

A. Transfers
Policyowners may transfer all or a portion of the value of their Subaccount and Fixed Account between any two or more Subaccounts and the Fixed Account by providing FLIAC with written notice or via telephone.  There is a limit of six transfers between two or more Subaccounts in any twelve-month period and a limit of one transfer either to or from the Fixed Account in any twelve-month period.  FLIAC charges a $10 fee for transfers in excess of four per Policy Year (see “Transfer of Net Benefit Base”).

B. Short Term and Excessive Trading
FLIAC limits reallocations to six per Policy Year and monitors Subaccount reallocations to prevent Policyowners from exceeding the annual limit on reallocations (see “Our Policies on Frequent Reallocations Among Subaccounts”).

C. Processing Transactions:
Transaction requests are processed as of the Business Day FLIAC receives them if they are received before 4 pm on that day.  Otherwise, they will be processed the next Business Day (see “Processing Transactions”).

III.                                 Redemption Procedures

A. Surrenders, Partial Surrenders and Withdrawals for Cash Value
A Policyowner may surrender the Policy for its Cash Value less any outstanding Policy loans and loan interest at any time while the Insured is living.  The amount payable will be the Surrender Value that FLIAC next computes after it receives the surrender request at its Administrative Office.  A Policyowner may partially surrender the Policy on any Policy anniversary provided that the Policyowner (1) has no outstanding Policy loan and (2) has no overdue premiums (see “Policy Surrenders”).

B. Payment of Death Benefit
FLIAC will pay the death benefit to the named Beneficiary at the death of the insured.  The death benefit is the sum of the guaranteed minimum death benefit (which is the Policy’s Face Amount reduced for loans and partial surrenders), plus, if positive, a Variable Insurance Amount that is based upon the performance of the Subaccounts selected and the amount credited to the Policyowner in the Fixed Account (see “The Death Benefit”).

C. Default and Reinstatement
A Policy is in default if a Policyowner does not pay any premium (after the first premium) when it is due.  There is a 31-day grace period during which the Policy continues in force (see “Default and Options on Default”).  If the Policy terminates, a Policyowner may apply for reinstatement within three years of termination.  A Policy surrendered for cash or for which the extended term insurance option was in effect may not be reinstated (see “Reinstatement”).

D. Right to Exchange
Policyowners may, under certain conditions, exchange the Policy for a permanent fixed-benefit life insurance policy if the Policy was issued in the state of New York (see “Right to Exchange Options”).

E. Policy Loans and Repayment
Policyowners may borrow up to 75% of the Cash Value during the first three Policy Years and 90% of the Cash Value after the first three Policy Years if they assign the Policy to FLIAC as sole security.  Policyowners may repay all or a portion of the any loan at any time while the Insured is living and the Policy is in force (see “Policy Loans”).

A Policyowner may elect in writing an automatic premium loan provision whereby any premium not paid before the end of the 31-day grace period is paid by an automatic loan against the Policy (see “Premium Loans to Pay”).

F. Payment and Deferment
FLIAC will usually pay the death benefit, Surrender Value or loan proceeds within seven days after it receives all required documentation.  However, FLIAC may delay payment if: (1) a recent payment by check has not yet cleared the bank (FLIAC will not wait more than 15 days for a check to clear), (2) FLIAC cannot determine the amount because the NYSE is closed for trading, or (3) the SEC determines that a state of emergency exists.  Under a Policy continued as paid-up or extended term insurance, FLIAC may defer the payment of the Surrender Value or loan proceeds for up to six months. If FLIAC postpones the payment more than 30 days, it will pay interest. FLIAC will pay the interest from the date of surrender to the date it makes payment (see “Payment and Deferment”).

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